SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X
                                          ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.


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This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated August 15, 2002, in respect of the Company's submission of a Premarket Approval Supplement to the U.S. Food and Drug Administration for use of Novacor(R) LVAS.


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News Release
                    WORLDHEART SUBMITS PMA SUPPLEMENT TO FDA:
          SEEKS APPROVAL TO USE NOVACOR(R) LVAS AS DESTINATION THERAPY
                      FOR END-STAGE HEART FAILURE PATIENTS

OAKLAND, CA - August 15, 2002 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart") submitted yesterday a Premarket Approval Supplement ("PMA") to the U.S. Food and Drug Administration ("FDA") for use of Novacor(R) LVAS, its left ventricular assist system, by end-stage heart-failure patients who are not candidates for heart transplantation. WorldHeart has requested that the FDA give expedited review to its Supplement.

Novacor(R) LVAS was approved in September 1998 by the FDA for use as a bridge to transplantation in the United States. There is currently no assist device approved in the United States as destination therapy for heart-failure patients.

More than 5 million people in the United States suffer from heart-failure, with new diagnoses of more then 500,000 annually. Each year about 4,000 people are added to the list of candidates eligible to receive a heart transplant, with fewer than 2,500 available donor hearts. Approval of Novacor(R) LVAS for use by end-stage heart-failure patients who are not candidates for transplantation would significantly expand the potential market for the product.

The submission is based in part upon a Bayesian statistical analysis conducted by a prominent independent statistician. The Bayesian methodology provides a means for combining prior knowledge with observed data from an ongoing study to reach scientifically valid conclusions, and has been the basis of other FDA approved PMA submissions. Key elements of the case for approval of Novacor(R) LVAS include:

     o Controlled North American studies provide a base of 270 patients for analysis of survival and adverse events;
     o There have been 1349 Novacor(R) LVAS implants (as of May 30, 2002). Most of these patients were transplantation candidates, some of whom waited for extended periods for a donor heart. In total, 103 recipients lived for more than one year with Novacor(R) LVAS, 22 greater than two years, 9 greater than three years and 3 greater than four years;
     o The Bayesian statistical analysis concludes that there is a dramatic survival probability difference between Novacor(R) LVAS recipients and end-stage heart-failure control patients treated with optimal medical therapy;
     o Good quality of life has been demonstrated in the real-world environments of home, work, school and many other out-of-hospital activities; and
     o The Novacor(R) LVAS has a high degree of reliability that has been consistently demonstrated in long-term bench tests and across clinical experience. There have been no deaths attributed to device failure and there have been only sixteen pump replacements and four priority transplants out of 1349 implants.

In summary, the Novacor(R) LVAS is an extremely reliable device, with a record of more than a decade of use by end-stage heart-failure patients.

Commenting on the PMA Supplement, WorldHeart's President and CEO Rod Bryden said: "We believe that the submission is very compelling, and offers the opportunity to broaden the choices available to end-stage heart-failure patients. We can of course provide no assurance of the response that may be made by the FDA. However, as noted in the FDA's Annual Report for 1999 `Bayesian statistical design can result in smaller, less costly clinical studies, by incorporating prior quantitative information into the analysis from a prospective clinical study'.

This methodology, together with the depth and quality of the data arising from controlled North American studies, gives us a basis for optimism that this Supplement will be successful," he said.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is already approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacora LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart-failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars


For more information, please contact:
Michelle Banning
Manager,
Corporate Communications
(510) 563-4995, or
(613) 226-4278, ext: 2995
michelle.banning@worldheart.com


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     World Heart Corporation


     Date: August 15, 2002               By: /s/ Ian Malone
                                            ------------------------------------
                                            Name:  Ian Malone
                                            Title: Vice President Finance and
                                                   Chief Financial Officer